UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

LAS BEGONIAS 415 FLOOR 19,

SAN ISIDRO, LIMA 27, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒               Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐               No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐               No  ☒

TRANSLATION

July 15, 2020

Messrs.

Superintendence of Capital Markets

Ref: Resolutions adopted at Shareholders’ Meeting

As required by the Regulation on Material and Reserved Information, approved by means of Resolution SMV No. 005-2014-SMV/01, we inform you that:

Legal Entity: Compañía de Minas Buenaventura S.A.A.

Type of Meeting: Mandatory Annual Shareholders’ Meeting

Date: 07/15/20

Time: 10:00 a.m.

Description of Material Information: RESOLUTIONS ADOPTED AT THE MANDATORY ANNUAL SHAREHOLDERS’ MEETING 2020

Comments:

The following items of the agenda were discussed at the meeting:

-	Appointment or Removal of Directors
-	Approval of Management Report (Financial Statements and Annual Report)
-	CONSIDERATION TO BE PAID TO THE BOARD OF DIRECTORS FOR FISCAL YEAR 2019: THE CONSIDERATION PAID TO THE BOARD OF DIRECTORS FOR FISCAL YEAR 2019 WAS APPROVED.
-	PARTIAL AMENDMENT OF BY-LAWS: THE AMENDMENT OF SECTIONS FOURTEEN, EIGHTEEN, TWENTY-THREE AND TWENTY EIGHT OF THE BY-LAWS WAS APPROVED.
-	AMENDMENT TO POLICY RELATING TO CONSIDERATION PAYABLE TO BOARD OF DIRECTORS: THE PROPOSED AMENDMENT TO THE POLICY WAS APPROVED
-	APPOINTMENT OF EXTERNAL AUDITORS FOR THE FISCAL YEAR 2020: THE APPOINTMENT OF PAREDES, BURGA Y ASOCIADOS, PERUVIAN PARTNERS OF E&Y AS EXTERNAL AUDITORS FOR THE FISCAL YEAR 2020 WAS APPROVED.

INFORMATION ON COMMUNICATION OF PRESENTATION OF FINANCIAL INFORMATION

Type of Information: Annual Audited Stand-Alone information and Annual Report

Period: 2019

Comments:

INFORMATION ON COMMUNICATION OF CHANGES TO PARTICIPATION AND APPOINTMENTS

Observations: PERIOD: JULY 2020 – MANDATORY ANNUAL SHAREHOLDERS’ MEETING 2023

Type of Appointment: BOARD OF DIRECTORS

Type of Variation: CHANGE

BOARD MEMBER: BENAVIDES GANOZA, ROQUE EDUARDO

Position: CHAIRMAN OF THE BOARD OF DIRECTORS

Appointment Date: 03/27/2014

Independent Director: NO

Expiration of Appointment: 07/15/2020

Type of Appointment: BOARD OF DIRECTORS

Type of Variation: CHANGE

BOARD MEMBER: BENAVIDES GANOZA, ROQUE EDUARDO

Position: DIRECTOR

Appointment Date: 07/15/2020

Independent Director: NO

Type of Appointment: BOARD OF DIRECTORS

Type of Variation: CHANGE

BOARD MEMBER: BERNEX WEISS DE FALEN, NICOLE EDEL LAURE MARIE

Position: DIRECTOR

Appointment Date: 01/03/2018

Independent Director: YES

Expiration of Appointment: 07/15/2020

Type of Appointment: BOARD OF DIRECTORS

Type of Variation: CHANGE

BOARD MEMBER: BERNEX WEISS DE FALEN, NICOLE EDEL LAURE MARIE

Position: DIRECTOR

Appointment Date: 07/15/2020

Independent Director: YES

Type of Appointment: BOARD OF DIRECTORS

Type of Variation: CHANGE

BOARD MEMBER: CHAMPION, WILLIAM HENRY

Position: DIRECTOR

Appointment Date: 01/04/2016

Independent Director: YES

Expiration of Appointment: 07/15/2020

Type of Appointment: BOARD OF DIRECTORS

Type of Variation: CHANGE

BOARD MEMBER: CHAMPION, WILLIAM HENRY

Position: DIRECTOR

Appointment Date: 07/15/2020

Independent Director: YES

Type of Appointment: BOARD OF DIRECTORS

Type of Variation: CHANGE

BOARD MEMBER: DE LA TORRE DE LA PIEDRA, DIEGO EDUARDO M

Position: DIRECTOR

Appointment Date: 03/28/2017

Independent Director: YES

Expiration of Appointment: 07/15/2020

Type of Appointment: BOARD OF DIRECTORS

Type of Variation: CHANGE

BOARD MEMBER: DE LA TORRE DE LA PIEDRA, DIEGO EDUARDO M

Position: DIRECTOR

Appointment Date: 07/15/2020

Independent Director: YES

Type of Appointment: BOARD OF DIRECTORS

Type of Variation: CHANGE

BOARD MEMBER: MORALES DASSO, JOSE MIGUEL

Position: DIRECTOR

Appointment Date: 03/27/2014

Independent Director: NO

Expiration of Appointment: 07/15/2020

Type of Appointment: BOARD OF DIRECTORS

Type of Variation: CHANGE

BOARD MEMBER: MORALES DASSO, JOSE MIGUEL

Position: DIRECTOR

Appointment Date: 07/15/2020

Independent Director: NO

Type of Appointment: BOARD OF DIRECTORS

Type of Variation: CHANGE

BOARD MEMBER: ORTIZ DE ZEVALLOS MADUEÑO, FELIPE ARTURO

Position: DIRECTOR

Appointment Date: 03/27/2014

Independent Director: NO

Expiration of Appointment: 07/15/2020

Type of Appointment: BOARD OF DIRECTORS

Type of Variation: CHANGE

BOARD MEMBER: ORTIZ DE ZEVALLOS MADUEÑO, FELIPE ARTURO

Position: DIRECTOR

Appointment Date: 07/15/2020

Independent Director: NO

Type of Appointment: BOARD OF DIRECTORS

Type of Variation: CHANGE

BOARD MEMBER: ZALDIVAR GARCIA, MARCO ANTONIO

Position: DIRECTOR

Appointment Date: 02/20/2020

Independent Director: YES

Expiration of Appointment: 07/15/2020

Type of Appointment: BOARD OF DIRECTORS

Type of Variation: CHANGE

BOARD MEMBER: ZALDIVAR GARCIA, MARCO ANTONIO

Position: DIRECTOR

Appointment Date: 07/15/2020

Independent Director: YES

Type of Appointment	Name	Position
Board of Directors	BENAVIDES GANOZA, ROQUE EDUARDO	Director
Board of Directors	BERNEX WEISS DE FALEN, NICOLE EDEL LAURE MARIE	Director
Board of Directors	CHAMPION , WILLIAM HENRY	Director
Board of Directors	DE LA TORRE DE LA PIEDRA, DIEGO EDUARDO M	Director
Board of Directors	MORALES DASSO, JOSE MIGUEL	Director
Board of Directors	ORTIZ DE ZEVALLOS MADUEÑO, FELIPE ARTURO	Director
Board of Directors	ZALDIVAR GARCIA, MARCO ANTONIO	Director

Yours faithfully,

Pedro Angel Torres Torres

Stock Exchange Representative

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: July 16, 2020	By:	/s/ LEANDRO GARCÍA RAGGIO
	Name:	Leandro García Raggio
	Title:	Market Relations Officer